Exhibit 99.1

September 30, 2022

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated July 1, 2022, informing that Wipro LLC (a wholly owned subsidiary of Wipro Limited) has signed a definitive agreement to sell its Preferred Shares to Harte Hanks Inc by way of repurchase of shares.

In continuation to the aforesaid letter, this is to inform that, the said transaction is expected to be completed before December 31, 2022, subject to requisite regulatory approvals and closing conditions.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary